February 18, 2022	TSX-V - GIGA

Not for distribution to United States newswire services or for dissemination in the United States

GIGA METALS ANNOUNCES LISTING OF WARRANTS ON THE TSXV

(Vancouver, BC) - Giga Metals Corp. (TSX.V - GIGA) (OTCQX - HNCKF) ("Giga Metals" or the "Company") announces today that the TSX Venture Exchange (the "TSXV") has accepted for listing up to 12,535,000 common share purchase warrants of the Company (the "Warrants"), of which 12,075,700 Warrants are issued and outstanding, for trading on the TSXV. The 12,075,700 Warrants were previously issued on February 8, 2022 in connection with an overnight marketed public offering of units (the "Offering"). For more information about the Offering, please see the Company's press release dated February 8, 2022, which is available under the Company's SEDAR profile at www.sedar.com.

Each Warrant entitles the holder to purchase one common share in the capital of the Company at a price of $0.45 until February 8, 2025. The Warrants are governed by the terms of a Warrant Indenture (the "Warrant Indenture") dated February 8, 2022 between the Company and Computershare Trust Company of Canada as warrant agent, a copy of which is available under the Company's SEDAR profile at www.sedar.com. For further details regarding the Warrants, please refer to the Warrant Indenture.

The Warrants are expected to commence trading on the TSXV at the open of markets on February 23, 2022 under the trading symbol "GIGA.WT.A". The CUSIP number of the Warrants is 37518K128.

About Giga Metals Corporation

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company's core asset is the Turnagain Project, located in northern British Columbia, which contains one of the few significant undeveloped sulphide nickel and cobalt resources in the world. The Company is also exploring for sediment hosted copper deposits in Brazil.

Forward-Looking Statements

This news release contains forward-looking information that involves substantial known and unknown risks and uncertainties, most of which are beyond the control of Giga Metals. Forward looking statements include statements regarding the listing of the Warrants on the TSXV. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements, including risks related to factors beyond the control of the Company. Although Giga Metals believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Giga Metals disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

On behalf of the Board of Directors,

"Mark Jarvis"

Mark Jarvis, CEO

GIGA METALS CORPORATION

Tel - 604 681 2300

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 -700 West Pender St., Vancouver, BC, Canada V6C 1G8

T: 604-681-2300  E: info@gigametals.com W: www.gigametals.com